Managed Account Advisors LLC
Power of Attorney

Managed Account Advisors LLC, a Delaware Limited Liability Company (the "Company"), hereby appoints **Kelvin Kwok, James Todd, Frank Lui, Andres Ortiz Custodio, David Oldfield, Christopher Twomey, Kamil Dziedzic, Marie Andre, Michelle Wong, Ben Tsoi and Monica Yako,** as Attorney's-inFact of the Company (each an "Attorney-in-Fact"**),** acting on behalf of the Company and in the Company's name, place, and stead to:

1. Execute and deliver agreements, forms and documents arising during the Company's ordinary course of business related to non-financial regulatory disclosure including Section 13 and 16 of the Securities Exchange Act 1934, other Large Shareholder, and Short Position and Takeover regulatory reporting requirements in all applicable jurisdictions; as well as shareholding disclosures required by issuer's (Articles of Association).

2. do any act or enter into any other document necessary or ancillary to the foregoing.

Any Documents executed by an Attorney-in-Fact shall fully bind and commit the Company and all other parties to such Documents may rely upon the execution thereof by the Attorney-in-Fact as if executed by the Company and as the true and lawful act of the Company.

This Power of Attorney shall (i) automatically terminate as to the authority of any Attorney-in-Fact on September 30, 2026, or on upon such Attorney-in-Fact's resignation or termination from Bank of America's Global Markets Non-Financial Regulatory Reporting department. and (ii) unless earlier terminated under clause (i), otherwise remain in effect until revoked in writing by the Company; provided however, such termination shall have no impact on any Document or instrument connected therewith executed by such Attorney-in-Fact for the Company prior to such termination.

The Secretary of the Company shall retain this Power of Attorney as an official document of the Company.

 IN WITNESS WHEREOF, this Power of Attorney has been executed and delivered by Company to each Attorney-in-Fact on the 4th day of September 2025.

MANAGED ACCOUNT ADVISORS LLC

By: John Capelli
Title: President